Exhibit 99.1

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

Financial Statements

Prepared in Connection with the Maintenance of the Company’s Form F-3

For the Six Months Ended June 30, 2026

Betterware de México, S.A.P.I. de C.V.

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

(In thousands of Mexican pesos)

	June 30, 2026	December 31, 2025
Assets
Current Assets
Cash and cash equivalents	521,072	328,344
Trade accounts receivable, net (Note 12)	1,485,347	1,181,447
Accounts receivable from related parties	18	-
Accounts receivable from property sales (Note 10)	47,823	78,862
Inventories (Note 10)	2,675,076	1,997,197
Prepaid expenses (Note 8, 14)	352,345	91,678
Income tax recoverable (Note 6)	179,153	120,557
Value added tax receivable	22,181	-
Derivative financial instruments (Note 12)	4,699	-
Other assets	137,959	105,770
Total current assets excluding assets classified as held for sale	5,425,673	3,903,855
Assets held for sale	40,000	40,000
Total current assets	5,465,673	3,943,855
Non-current assets
Accounts receivable from property sales (Note 10)	0	24,689
Property, plant and equipment, net (Note 11)	2,081,863	1,716,951
Right of use assets, net (Note 8)	353,141	336,588
Deferred income tax (Note 6)	652,158	452,979
Intangible assets, net (Note 3)	4,530,881	1,503,887
Goodwill (Note 3)	1,599,718	1,599,718
Recoverable Taxes	36,727	0
Other assets	58,822	14,241
Total non-current assets	9,313,310	5,649,053
Total assets	14,778,983	9,592,908
Liabilities and Stockholders’ Equity
Current Liabilities
Short-term debt and borrowings (Note 8)	886,742	1,024,467
Accounts payable to suppliers	2,322,732	1,793,744
Accrued expenses (Note 13)	591,088	343,290
Provisions and others (Note 13)	950,345	722,237
Value added tax payable	0	93,917
Employee profit sharing payable	121,978	146,528
Lease liability (Note 8)	153,072	134,730
Derivative financial instruments (Note 12)	0	26,238
Total current liabilities	5,025,957	4,285,151
Statutory employee benefits	332,539	147,991
Deferred income tax (Note 6)	511,922	495,118
Lease liability (Note 8)	218,279	221,975
Long term debt and borrowings (Note 8)	6,416,336	3,083,187
Total non-current liabilities	7,479,076	3,948,271
Total liabilities	12,505,033	8,233,422
Stockholders’ Equity
Capital stock (Note 9)	928,580	321,312
Share premium account (Note 9)	-25,264	-25,264
Retained earnings (Note 9)	1,380,110	1,102,255
Other comprehensive income (Note 12)	-7,686	-36,990
Equity attributable to owners of the Group	2,275,740	1,361,313
Non-controlling interest	-1,790	-1,827
Total Stockholders’ Equity	2,273,950	1,359,486
Total Liabilities and Stockholders’ Equity	14,778,983	9,592,908

Betterware de México, S.A.P.I. de C.V.

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Unaudited)

For the three- and six-month periods ended June 30, 2026 and 2025
(In thousands of Mexican pesos, except per-share data)

	3M 2026	3M 2025	6M 2026	6M 2025
Net revenue (Note 4, 5)	4,161,352	3,562,643	7,671,054	7,061,794
Cost of sales	1,435,919	1,170,756	2,619,520	2,354,080
Gross profit	2,725,433	2,391,887	5,051,534	4,707,714
Administrative expenses	709,679	630,013	1,356,765	1,321,838
Selling expenses	1,123,873	993,382	2,115,090	2,014,380
Distribution expenses	210,595	186,274	379,191	355,373
Total operating expenses	2,044,147	1,809,669	3,851,046	3,691,591
Operating income	681,286	582,218	1,200,488	1,016,123
Interest expense (Note 8)	(121,563)	(144,276)	(221,269)	(290,312)
Interest income	4,475	7,907	16,148	23,978
Gain (loss) on derivative financial instruments (Note 12)	0	(42,436)	0	(108,846)
Foreign exchange gain (loss), net	(1,295)	29,946	(13,410)	72,127
Financing cost, net	(118,383)	(148,859)	(218,531)	(303,053)
Income before income taxes	562,903	433,359	981,957	713,070
Income tax expense (Note 6)	(168,298)	(106,690)	(305,991)	(235,673)
Net income including non-controlling interests	394,605	326,669	675,966	477,397
Attributable to owners of the Company	394,585	327,306	675,929	478,700
Attributable to non-controlling interests	20	(637)	37	(1,303)
Other comprehensive income (loss), net of tax (Note 12)	7,456	47,318	17,984	49,954
Total comprehensive income	402,061	373,987	693,950	527,351
Attributable to owners of the Company	402,041	373,987	693,913	528,617
Attributable to non-controlling interests	20	(600)	37	(1,266)
Basic and diluted earnings per share (MXN) (Note 7)	10.40	8.79	17.98	12.85

Components of other comprehensive income (loss) (Note 12)

	3M 2026	3M 2025	6M 2026	6M 2025
Items that may be reclassified to net income:
Foreign currency translation effects	692	16,197	-1,633	16,554
Effects of derivative financial instruments (forwards)	6,764	31,121	19,617	33,400
Items that will not be reclassified to net income:
Remeasurement of defined benefit obligations, net of tax	-	-	-	-

Betterware de México, S.A.P.I. de C.V.

Condensed Consolidated Interim Statements of Changes in Stockholders’ Equity (Unaudited)

For the six-month periods ended June 30, 2026 and 2025
(In thousands of Mexican pesos)

	Capital stock	Share premium	Retained earnings	OCI	Owners	NCI	Total equity
Balance at January 1, 2026	321,312	(25,264)	1,102,255	(36,990)	1,361,313	(1,827)	1,359,486
Issuance of shares - Tupperware Acquisition (Notes 3, 9)	607,268	—	—	—	607,268	—	607,268
Net income for the period	—	—	675,929	—	675,929	37	675,966
Other comprehensive income (Note 12)	—	—	—	29,304	29,304	—	29,304
Dividends declared / paid (Note 9)	—	—	(398,074)	—	(398,074)	—	(398,074)
Balance at June 30, 2026	928,580	(25,264)	1,380,110	(7,686)	2,275,740	(1,790)	2,273,950
Balance at January 1, 2025	321,312	(25,264)	892,398	(24,076)	1,164,370	(1,722)	1,162,648
Net income for the period	—	—	478,700	—	478,700	(1,303)	477,397
Other comprehensive income (Note 12)	—	—	—	(16,846)	(16,846)	37	(16,809)
Dividends declared / paid (Note 9)	—	—	(449,125)	—	(449,125)	—	(449,125)
Balance at June 30, 2025	321,312	(25,264)	921,973	(40,922)	1,177,099	(2,988)	1,174,111

Betterware de México, S.A.P.I. de C.V.

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

For the six-month periods ended June 30, 2026 and 2025
(In thousands of Mexican pesos)

	6M 26	6M 25
Cash flows from operating activities:
Profit for the period	675,966	477,397
Adjustments for:
Income tax expense (Note 6)	305,991	235,673
Depreciation and amortization of non-current assets	189,864	197,954
Interest income recognized in profit or loss	(16,148)	(23,978)
Interest expense recognized in profit or loss	221,269	290,312
Gain on disposal of equipment	(1,004)	(6,981)
Loss in valuation of financial derivative instruments	—	108,846
Translation currency effect	(1,632)	16,554
Movements in working capital, excluding acquisition and other non-cash effects:
Trade accounts receivable	(12,508)	12,122
Trade accounts receivable from related parties	83,830	250
Inventory, net	(123,855)	140,933
Prepaid expenses and other assets	(155,991)	(101,669)
Accounts payable to suppliers and accrued expenses	391,231	(360,840)
Provisions	13,317	16,224
Value added tax payable	(43,003)	(10,482)
Trade accounts payable to related parties	(91,953)	(1,237)
Statutory employee profit sharing	(34,861)	(72,137)
Income taxes paid	(329,341)	(404,021)
Employee benefits	7,157	8,812
Net cash generated by operating activities	1,078,329	523,732
Cash flows from investing activities:
Payment for acquisition of subsidiaries, net of cash acquired (Note 3)	(3,406,664)	—
Payments for property, plant and equipment (Note 11)	(57,302)	(42,908)
Proceeds from disposal of property, plant and equipment, net	5,604	4,415
Collections of receivables from property sales (Note 10)	55,728	51,072
Interest received	16,148	23,978
Net cash used in (generated by) investing activities	(3,386,486)	36,557
Cash flows from financing activities:
Repayment of borrowings	(5,550,550)	(2,115,436)
Proceeds from borrowings	8,844,050	2,450,436
Interest paid	(205,994)	(272,121)
Debt issuance costs (Note 8)	(98,860)	—
Lease payments (Note 8)	(89,631)	(78,817)
Dividends paid (Note 9)	(398,130)	(449,125)
Net cash generated by (used in) financing activities	2,500,885	(465,063)
Net increase (decrease) in cash and cash equivalents	192,728	95,226
Cash and cash equivalents at the beginning of the period	328,344	296,558
Cash and cash equivalents at the end of the period	521,072	391,784

Note 1 — Corporate Information and Basis of Preparation

Betterware de México, S.A.P.I. de C.V. (“BeFra” or the “Company”) is incorporated in Mexico, with its registered office and principal place of business at Cruce Carretera Gdl-Ameca Huaxtla Km 5, El Arenal, Jalisco, Mexico. The Company’s ordinary shares are listed on the New York Stock Exchange under the symbol “BWMX.” Following the Tupperware Acquisition described in Note 3, the Group operates through the Betterware, Jafra and Tupperware businesses in Mexico, Brazil, the United States and other Latin American markets.

These condensed consolidated interim financial statements as of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information and disclosures required in annual financial statements and should be read together with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2025 included in the 2025 Form 20-F, prepared in accordance with IFRS Accounting Standards as issued by the IASB.

The accounting policies applied in these condensed consolidated interim financial statements are consistent with the material accounting policies described in the 2025 annual financial statements, except for: (i) the application of new and amended IFRS Accounting Standards effective January 1, 2026; (ii) the use of the estimated weighted-average annual effective income tax rate for interim reporting; and (iii) the acquisition accounting described in Note 3.

These condensed consolidated interim financial statements are unaudited and have not been reviewed by the Company’s independent auditors. Management does not consider the Group’s operations to be subject to significant seasonal or cyclical fluctuations that would be material to an understanding of these interim financial statements.

Note 2 —Recently Effective and Forthcoming IFRS Accounting Standards

The Group applied the Amendments to IFRS 9 and IFRS 7 — Classification and Measurement of Financial Instruments; the Amendments to IFRS 9 and IFRS 7 — Contracts Referencing Nature-dependent Electricity; and Annual Improvements to IFRS Accounting Standards — Volume 11 from January 1, 2026. Based on the assessment completed to date, these amendments did not have a material impact on the amounts recognized, measured or presented in these interim financial statements.

For financial liabilities settled through electronic payment systems, the Group applies the early-derecognition exception only when it has no practical ability to withdraw, stop or cancel the payment instruction, has no practical ability to access the cash used for settlement, and the settlement risk associated with the system is insignificant. This policy is applied consistently to all settlements made through the same electronic payment system. Where those conditions are not met, the liability is derecognized when it is extinguished.

IFRS 18, Presentation and Disclosure in Financial Statements, is effective for annual periods beginning on or after January 1, 2027. The Group has not early adopted IFRS 18 and continues to assess its effects on the structure of the statement of profit or loss, aggregation and disaggregation, management-defined performance measures and related disclosures.

Note 3 — Business Combination: Acquisition of Tupperware’s Latin American Operations

On June 2, 2026, the Company acquired 100% of the equity interests in Dart, S.A. de C.V., Dart do Brasil Industria e Comercio Ltda. and Cav Sul Centro de Apoio de Vendas de Produtos Pessoais e Artigos para Lar Ltda., together with a perpetual, royalty-free and exclusive license to use the Tupperware brand throughout Latin America. The acquisition expanded the Group’s direct-selling platform, manufacturing capacity and presence in Latin America.

The Tupperware Acquisition is accounted for as a business combination under IFRS 3. That Standard requires consideration and identifiable assets and liabilities to be measured on the applicable acquisition-date basis, with specified exceptions, and acquisition-related costs to be expensed as incurred. The contractual purchase price was US$250 million on a debt-free, excess-cash-free basis, comprising US$215 million in cash and US$35 million satisfied through the issuance of 2,241,133 ordinary shares. The valuation and allocation work described below had not been completed at the date of this document.

Contractual consideration and amounts provisionally recorded

Component	Contractual amount		Amount used provisionally (MXN thousands)
Cash consideration	US$	215,000,000	3,730,358
Share consideration - 2,241,133 ordinary shares	US$	35,000,000	607,268
Total consideration before resolution of closing adjustments	US$	250,000,000	4,337,625

The contract cash consideration of US$215.0 million is subject to closing adjustments. The estimated closing statement indicated approximately US$213.1 million payable at closing, including an estimated adjustment of US$1,920,844 (MXN 33,328 thousand). The final amount and classification of the unsettled adjustment remain under review. The contractual review period ends on October 14, 2026, and can be extended if the parties have further objections. This contractual period is separate from the IFRS 3 measurement period.

The contractual stock component of US$35 million was settled with 2,241,133 ordinary shares. The contractual reference of US$15.6171 per share was used to determine the number of shares. The fair value provisionally recorded in equity for the transaction is MXN 607,268 thousand which remains preliminary as part of the acquisition accounting analysis. The shares issued are non-cash consideration and are excluded from the statement of cash flows.

Provisional acquisition accounting

As of the date of this document, the initial accounting for the Tupperware Acquisition has not been completed. In particular, the Company has not completed the valuation procedures necessary to finalize the acquisition-date fair values of certain identifiable assets acquired and liabilities assumed.

Accordingly, the amounts currently recognized represent management’s provisional estimates based on the best information available as of the date of this document. In developing those provisional estimates, management considered, among other information, the historical carrying amounts of the Acquired Entities and the contractual acquisition costs attributable to certain assets acquired as part of the transaction. Such as the value related to intangible assets primarily comprised by perpetual Tupperware trademark license. The acquisition-date valuation analyses remain in process.

The amounts recognized are therefore provisional and may be adjusted as the Company completes the identification and measurement of the acquisition-date fair values of the identifiable assets acquired and liabilities assumed.

Measurement-period adjustments will reflect new information about facts and circumstances that existed as of the acquisition date and that, if known at that date, would have affected the amounts recognized as part of the business combination.

Provisional acquisition-accounting component	MXN thousands
Cash and cash equivalents	284,755
Trade accounts receivable, net	305,346
Inventories	579,121
Prepaid expenses	122,205
Income tax recoverable	86,826
Other current assets	28,643
Property, plant and equipment, net	626,311
Right of use assets, net	63,362
Deferred income tax	203,533
Intangible assets, net	2,865,146
Other non- current assets	45,720
Trade and other payables	(637,718)
Labor obligations	(10,311)
Statutory employee benefits	(181,011)
Long term lease liability	(44,301)
Provisional net assets included in acquisition accounting	4,337,625

The amounts presented above represent management’s provisional estimates based on the information available as of the date of this document. The acquisition-date valuation analyses have not yet been completed and, accordingly, the amounts remain subject to measurement-period adjustments.

The initial accounting remains incomplete for the equity consideration, closing adjustments, identification and measurement of acquired assets and assumed liabilities and related deferred taxes. Adjustments for new information about facts and circumstances existing at June 2, 2026 are accounted for retrospectively during the measurement period. That period ends when the required information is obtained or is determined unobtainable, and cannot extend beyond June 2, 2027. Subsequent events and errors are assessed separately under the applicable requirements.

The following table distinguishes the acquired operations’ actual contribution from June 2 through June 30, 2026 from the information required by IFRS 3 as if the acquisition had occurred on January 1, 2026.

Revenue and profit / (loss) (MXN thousands)	Acquired operations: June 2-30, 2026	Combined Group: six months as if acquired January 1, 2026
Revenue	450,974	9,661,413
Profit / (loss) for the period	105,862	1,012,124

Net cash outflow arising on the acquisition

Cash payments attributable to obtaining control are presented within investing activities, net of cash and cash equivalents acquired. The allocation of a contractual payment to an individual asset does not, by itself, determine a separate cash-flow classification. The estimated closing adjustment described above, actual disbursements and the escrow items below are reconciled separately from the provisional accounting values.

Net cash outflow arising on the acquisition	MXN thousands
Cash consideration actually paid, including acquisition-related escrow	3,691,419
Less: cash and cash equivalents acquired	(284,755)
Net acquisition cash outflow presented in the statement of cash flows	3,406,664

The acquisition cash-flow line of MXN 3,406,664 thousand is the amount presented in the accompanying statement of cash flows. It includes the payments currently classified as part of the business combination. The cash paid and the contractual allocation among entities and assets are distinct from the acquisition-date measurement described above.

The MXN 284,755 thousand deduction represents cash and cash equivalents held by the acquired Tupperware entities immediately prior to the acquisition and therefore reduces the net cash outflow arising from the business combination.

MXN 13,344 thousand of escrow was funded and included in the current acquisition-related cash-flow reconstruction. A further MXN 5,568 thousand is excluded in that reconstruction. The classification of these amounts depends on the funding, control, release and refund provisions and their relationship to the final purchase-price adjustments, rather than solely on whether funds have been released to a seller.

Escrow-related fees of MXN 43 thousand are identified as acquisition-related operating expenses. Acquisition-related costs are excluded from consideration and their cash payments are classified separately from acquisition investing cash flows; financing costs are assessed separately.

Acquisition-related costs

The acquisition-related costs currently identified by management total MXN 64,343 thousand. Of that total, MXN 56,848 thousand is reflected in historical administrative expenses and MXN 7,495 thousand is included in the transaction accounting adjustments. The timing of recognition follows when the services are received; inclusion in a pro forma column does not replace recognition in the historical period if the services were received in that period.

These acquisition-related transaction costs exclude costs incurred in connection with the syndicated credit facility obtained to finance the cash portion of the acquisition.

Note 4 — Segment Information

Following the Tupperware Acquisition, management identifies Betterware, Jafra and Tupperware as reportable operating segments. Segment performance is evaluated using EBITDA, defined as net income before depreciation and amortization, net financing costs and income taxes. Tupperware results are included from June 2, 2026.

Segment information	3M 2026	3M 2025	6M 2026	6M 2025
Betterware - revenue	1,511,485	1,458,593	2,951,443	2,861,658
Jafra - revenue	2,198,892	2,104,050	4,268,636	4,200,136
Tupperware - revenue	450,974	—	450,974	—
Consolidated revenue	4,161,352	3,562,643	7,671,054	7,061,794
Betterware - EBITDA	295,023	290,745	590,301	552,238
Jafra - EBITDA	361,931	388,067	676,566	661,839
Tupperware - EBITDA	123,485	—	123,485	—
Segment EBITDA	780,439	678,812	1,390,352	1,214,077
Depreciation and amortization	(99,153)	(96,594)	(189,864)	(197,954)
Financing cost, net	(118,383)	(148,859)	(218,531)	(303,053)
Income before income taxes	562,903	433,359	981,957	713,070

The table reconciles the EBITDA measure used in segment reporting to consolidated income before income taxes. Tupperware is included only from the acquisition date and therefore has no corresponding consolidated segment results in 2025. Comparability of the pre-existing segments depends on whether their aggregation and measurement basis changed; the additional business does not, by itself, establish that those bases were unchanged.

Following the acquisition, Tupperware is managed and evaluated as a separate business unit within the Group. Discrete financial information for Tupperware is prepared as part of the Group’s regular Management Business Review, which includes financial and operating information for Betterware, Jafra and Tupperware on an individual segment basis.

The Management Business Review is regularly reviewed to assess business-unit performance and allocate resources. The identification of the chief operating decision maker (CODM) is based on the function performing those activities, rather than solely on a management title. Tupperware is evaluated using discrete business-unit financial information, not solely as a brand.

Note 5 — Revenue from Contracts with Customers

Revenue is disaggregated by product category to complement the geographic information below. The product categories follow the annual presentation for the pre-existing businesses; categories material to the acquired Tupperware business are assessed separately. Both dimensions should be read with the segment information in Note 4.

	3M 2026	3M 2025	6M 2026	6M 2025
Revenue from Household Products (Betterware):
Kitchen and Food Storage	545,367	504,691	1,127,600	1,044,709
Home Solutions	229,132	330,334	410,035	540,500
Bedroom	123,940	129,521	258,453	248,442
Laundry and Cleaning	154,509	149,885	330,358	309,656
Technology and Mobility	223,964	141,999	391,136	272,835
Bathroom	88,564	97,432	165,102	237,385
Wellness	123,129	87,317	224,951	175,873
Other	22,880	17,414	43,808	32,258
Subtotal	1,511,485	1,458,593	2,951,443	2,861,658
Revenue from Beauty and Personal Care Products (Jafra):
Fragrances	1,475,942	1,357,171	2,855,003	2,732,366
Color	216,866	242,302	460,338	495,284
Skin Care	269,311	306,011	486,476	536,955
Toiletries	236,774	198,566	466,820	435,532
Other	0		0	0
Subtotal	2,198,893	2,104,050	4,268,637	4,200,136
Revenue from kitchen and home products (Tupperware):
Food Containers	186,171	-	186,171	-
Hydration	68,017	-	68,017	-
Preparation	82,526	-	82,526	-
Tableware	92,085	-	92,085	-
Baby & Kids	15,161	-	15,161	-
Organization	7,016	-	7,016	-

Subtotal	450,974	0	450,974	0
Total Net Revenue	4,161,352	3,562,643	7,671,054	7,061,794

Substantially all of the Group’s revenue relates to the sale of consumer products and is recognized at a point in time when control of the goods transfers to the customer.

Note 6 — Income taxes

Interim income tax expense is recognized using management’s best estimate of the weighted-average annual effective income tax rate expected for the full financial year, applied separately where material tax jurisdictions have different expected effective tax rates.

Income tax recognized in profit or loss for the six-month periods comprised:

Income tax information	3M 2026	3M 2025	6M 2026	6M 2025
Income before income taxes	562,903	433,359	981,957	713,070
Income tax expense	168,298	106,690	305,991	235,673
Effective tax rate observed for the period	29.90%	24.62%	31.20%	33.10%
Mexican statutory income tax rate	30.00%	30.00%	30.00%	30.00%

The income-tax analysis considers the applicable rates and expected taxable results of material jurisdictions separately, as well as discrete items attributable to the interim period. Management is continuing to reconcile the acquired historical tax balances, the acquired assets, and any additional deferred-tax effects of the acquisition accounting.

Deferred income tax balances	June 30, 2026	December 31, 2025
Deferred tax assets	652,158	452,979
Deferred tax liabilities	511,922	495,118

Note 7 — Earnings per Share

Basic earnings per share is calculated by dividing net income attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the period. The 2,241,133 acquisition shares are included from June 2, 2026, when the acquired results began to be consolidated. Diluted earnings per share equals basic earnings per share because no dilutive potential ordinary shares have been identified.

	2Q26	6M 2026	2Q25	6M 2025

Net income (in thousands of pesos):
Attributable to owners of the Company	394,585	675,929	327,306	478,700
Shares (in thousands of shares)
Weighted average number of shares outstanding:
Basic	37,958	37,603	37,244	37,244
Diluted	37,958	37,603	37,244	37,244

Basic and diluted earnings per share:

Basic earnings per share (MXN)	10.40	17.98	8.79	12.85
Diluted earnings per share (MXN)	10.40	17.98	8.79	12.85

The following table summarizes the changes in the Company’s outstanding ordinary shares during the six months ended June 30, 2026, including the cancellation of treasury shares and the issuance of new shares in connection with the Tupperware Acquisition. These changes were considered in determining the weighted-average number of shares used in the calculation of basic and diluted earnings per share.

Shares
Shares as of December 31, 2025	37,316,546
(-) Treasury shares (cancelled on March 17)	72,626
Total shares as of March 17	37,243,920
(+) Issuance of new shares (issued on March 17 and delivered to Tupperware)	2,241,133
Shares as of June 2, 2026	39,485,053

Note 8 — Borrowings

On April 7, 2026, the Company entered into a MXN 3,805.5 million syndicated credit agreement to fund the cash portion of the Tupperware Acquisition. The facility matures on April 7, 2031, provides a 24-month principal grace period and bears interest at TIIEF plus an applicable margin determined by the contractual leverage ratio.

At June 30, 2026, debt and borrowings were MXN 7,303,078 thousand, comprising MXN 886,742 thousand classified as current and MXN 6,416,336 thousand classified as non-current. The syndicated facility requires a leverage ratio not greater than 3.00x, a debt service coverage ratio of at least 1.25x and a Consolidated EBITDA and Consolidated Total Assets of the Joint Obligors and the Borrower, on an aggregate basis, must represent at least 90% (ninety percent) of the Consolidated EBITDA and Consolidated Total Assets. Management reports that the Group was in compliance with the applicable covenants at June 30, 2026.

●	Leverage ratio: The maximum permitted leverage ratio is 3.00x. As of June 30, 2026, the Group’s leverage ratio was 1.74x; therefore, the Group was in compliance with this financial covenant.

The difference between the reported leverage ratio and its maximum was 1.26 times; the difference between the reported debt-service coverage ratio and its minimum was 2.05 times. These arithmetic margins relate to the reported covenant calculations at the reporting date and are not a forecast of future compliance.

●	Debt service coverage ratio: The minimum required debt service coverage ratio is 1.25x. As of June 30, 2026, the Group’s debt service coverage ratio was 3.30x; therefore, the Group was in compliance with this financial covenant.

●	Consolidated EBITDA and Consolidated Total Assets: The Consolidated EBITDA and Consolidated Total Assets of the Joint Obligors and the Borrower, on an aggregate basis, are required to represent at least 90% of the Group’s Consolidated EBITDA and Consolidated Total Assets, respectively. As of June 30, 2026, they represented 125% of Consolidated EBITDA and 95% of Consolidated Total Assets; therefore, the Group was in compliance with this financial covenant.

As of June 30, 2026, the syndicated credit facility had an outstanding principal balance of MXN 3,805.5 million. The facility provides for a 24-month grace period for principal repayments, with the first principal installment due on June 30, 2028. The contractual maturities of the outstanding principal are summarized below:

Contractual maturity	MXN ’000
Less than 1 year	0
1–2 years	31,713
2–5 years	3,773,787
More than 5 years	-
Total	3,805,500

Directly attributable financing costs are deducted from the related borrowing and recognized in finance costs using the effective interest method. Their presentation and the related cash payments are separate from acquisition-related costs. See Note 14.

Note 9 — Share Capital, Dividends and Subsequent Events

Immediately before the Tupperware Acquisition, the Company had 37,243,920 ordinary shares outstanding. On June 2, 2026, the Company delivered 2,241,133 ordinary shares as part of the acquisition consideration, increasing outstanding shares to 39,485,053. The capital-stock account increased from MXN 321,312 thousand to MXN 928,580 thousand during the period.

Dividends declared during the six months ended June 30, 2026 totaled MXN 400,000 thousand, comprising two separate declarations of MXN 200,000 thousand each, equivalent to approximately MXN 5.37 per share per declaration. Dividends attributable to the 72,626 treasury shares held at the date of the first declaration, which were subsequently cancelled on March 17, 2026, amounted to MXN 389 thousand. Dividends paid of MXN 398,130 thousand presented in the statement of cash flows include foreign exchange differences arising on payment.

On July 20, 2026, shareholders approved a dividend of MXN 250,000 thousand, approximately MXN 6.33 per share payable after the reporting date. The dividend was not recognized as a liability at June 30, 2026. At the same meeting, changes to the composition of the Board of Directors were approved, effective July 20, 2026.

Note 10 — Significant Events and Transactions

The matters described in Notes 3 through 14 constitute the principal significant events and transactions during the six months ended June 30, 2026. In addition, inventories increased by MXN 677,879 thousand, from MXN 1,997,197 thousand at December 31, 2025 to MXN 2,675,076 thousand at June 30, 2026, primarily due to the acquired Tupperware operations and working-capital requirements in the pre-existing businesses.

Accounts receivable from property sales decreased from an aggregate current and non-current balance of MXN 103,551 thousand at December 31, 2025 to MXN 47,823 thousand at June 30, 2026. Collections of MXN 55,728 thousand are presented within investing activities (six months ended June 30, 2025: MXN 51,072 thousand), consistently with the nature of the property-sale proceeds in the annual cash-flow statement.

Note 11 — Property, Plant and Equipment and Capital Commitments

Property, plant and equipment, net, increased from MXN 1,716,951 thousand at December 31, 2025 to MXN 2,081,863 thousand at June 30, 2026. The provisional acquisition table in Note 3 includes MXN 626,311 thousand of acquired property, plant and equipment. Such business-combination additions are distinguished from ordinary additions. Cash payments currently classified as ordinary property, plant and equipment purchases are MXN 56,983 thousand, and proceeds from equipment disposals are MXN 5,604 thousand. Collections from prior property sales of MXN 55,728 thousand are described in Note 10.

The production molds are MXN 173,505 thousand and are depreciated on a straight-line basis over an estimated remaining useful life of 11 years.

The basis of measurement, remaining useful life and relationship to the business combination are included in the ongoing acquisition analysis described in Note 3.

Management has not identified material capital commitments requiring separate disclosure as of June 30, 2026.

Note 12 — Financial Instruments and Fair Value

Derivative financial instruments were presented as a current asset of MXN 4,699 thousand at June 30, 2026, compared with a current derivative liability of MXN 26,238 thousand at December 31, 2025. The outstanding contracts are USD/MXN forwards designated as cash-flow hedges of highly probable forecast inventory purchases and are classified within Level 2 of the fair-value hierarchy.

Financial instruments measured at amortized cost include trade receivables, accounts payable, lease liabilities and debt and borrowings. No financial-asset reclassifications were identified during the period.

Note 13 — Provisions, Contingencies and Litigation

Provisions increased from MXN 722,237 thousand at December 31, 2025 to MXN 950,345 thousand at June 30, 2026, primarily due to balances incorporated from the acquired operations and movements in incentive, employee-compensation and service-related provisions.

The Group is involved in legal proceedings in the ordinary course of business. Based on management’s current assessment, no proceedings have been identified that are expected to have a material adverse effect on the Group’s consolidated financial position, results of operations or cash flows.

Note 14 — Changes in Estimates, Measurement Uncertainty and Unusual Items

The acquisition accounting described in Note 3 is being completed by the Company. The current amounts are provisional historical carrying amounts or contractual acquisition costs, rather than a completed allocation to acquisition-date fair values. The remaining work covers identification and measurement of consideration, assets and liabilities, related taxes and the acquisition residual. Measurement-period adjustments and any identified errors are assessed under their respective accounting requirements. This description does not assert that no other material changes in estimates or unusual items occurred.